Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

January 12, 2016

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 139 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 139”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, October 6, 2015, with respect to Amendment No. 139. Amendment No. 139 was filed on August 27, 2015 and included disclosure with respect to the SPDR® FactSet Innovative Technology ETF (the “Fund”), a separate series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 139.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 139. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 139.

Prospectus Comments

1.	Comment: We note inclusion of the phrase “of an index that tracks the FactSet Innovative Technology Index” in the Fund’s “Investment Objective” section. If appropriate, please revise this phrase.

Response: The phrase “an index that tracks” has been removed.

2.	Comment: Please explain what the term “Innovative” in the Fund and Index names means and why its use is appropriate.

Response: The Fund seeks to track the performance of the FactSet Innovative Technology Index and, therefore, the Registrant believes the Fund’s name is appropriate. For purposes of clarity, the Registrant has revised the third paragraph in “The Fund’s Principal Investment Strategy” section as follows:

The Index is designed to represent the performance of U.S.-listed stock and American Depository Receipts (“ADRs”) Technology companies and Technology-related companies (including Electronic Media companies) ~~with high revenue growth. The~~

~~Index is dedicated to tracking companies within the highest growth~~ within the most innovative segments of the Technology sector and ~~the~~ Electronic Media sub-sector of the Media sector, as defined by FactSet Research Systems, Inc. (“FactSet”or the “Index Provider”). The Index Provider considers the most innovative segments of the Technology sector and Electronic Media sub-sector to be those with the highest revenue growth and believes that these companies are often involved in cutting edge research, innovative product and service development, disruptive business models, or a combination of these activities. In addition to traditional Technology companies, Electronic Media companies are included in the Index because of their core focus on technology and the integral role technology plays in determining how such companies operate, innovate and compete within their industry. FactSet defines the Technology sector to include Information Technology Services providers, Hardware manufacturers, Software manufacturers, Electronic Components manufacturers, and Manufacturing Equipment and Services providers. FactSet defines the Electronic Media sub-sector to include companies that produce media content in digital format and deliver, distribute and monetize their content via an electronic medium such as the Internet.

3.	Comment: Please remove the footnote below to the Fund’s Fee Table, as such a footnote is not permitted nor required by Form N-1A.

[1]	The Fund has adopted a Distribution and Service (12b-1) Plan pursuant to which payments of up to 0.25% of average daily net assets may be made; however, the Fund’s Board of Trustees has determined that no such payments will be made through the next twelve (12) months of operation.

Response: The footnote was originally included in response to a comment provided by a previous reviewer on a prior Trust post-effective amendment. In response to this more recent request, we will consider removing the footnote in an upcoming 485(b) filing.

4.	Comment: Please supplementally provide the Fund’s Index methodology.

Response: The Index methodology will be provided supplementally.

5.	Comment: In “The Fund’s Principal Investment Strategy” section, please clarify what is meant by “Level 4 or below in the FactSet Revere Hierarchy” and “float adjusted market capitalization.”

(i) is classified as a Technology or Electronic Media company at Level 4 or below in the FactSet Revere Hierarchy;

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(iii) has a float-adjusted market capitalization above $500 million with a float-adjusted liquidity ratio (defined by dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the index rebalancing reference date) above 90% or have a float-adjusted market capitalization above $400 million with a float-adjusted liquidity ratio (as defined above) above 150%;

Response: The Registrant has revised the disclosure as follows in response to the Staff’s comment:

FactSet sector determinations are based on a comprehensive, structured taxonomy designed to seek to offer precise industry classification of global companies according to the products and services sold by such companies (the “FactSet Revere Hierarchy”). The FactSet Revere Hierarchy reflects~~includes~~ a variable depth structure that, with respect to the Index, consists of~~ranges from four to~~ twelve levels of increasingly specialized Technology and Electronic Media sub-sectors ~~detailed sectors~~. Technology or electronic media companies are ~~company is~~ classified or mapped to the sub-sectors from which they each~~it~~ derive~~s~~ 50% or more of their respective~~its~~ revenues. A company will be eligible for inclusion in the Index if it satisfies the following criteria: (i) is mapped to~~classified as~~ a Technology or Electronic Media sub-sector~~company~~ at ~~level four~~the fourth level or ~~below~~lower (levels four through twelve) in the FactSet Revere Hierarchy… (iii) has a ~~float-adjusted~~market capitalization of shares publicly available to investors (i.e., a “float-adjusted” market capitalization) above $500 million with a float-adjusted liquidity ratio (defined by dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the index rebalancing reference date) above 90% or have a float-adjusted market capitalization above $400 million with a float-adjusted liquidity ratio (as defined above) above 150%…

6.	Comment: Please provide supplemental information on the “composite revenue growth scoring system,” particularly how the companies are scored and whether are there any adjustments and/or judgments applied.

(ii) is within the top quartile of FactSet’s composite revenue growth scoring system for the Technology sector or Electronic Media sub-sector;

Response: The composite revenue growth scoring system is a quantitative, rules-based formula that ranks the sub-sectors of the Technology sector and Electronic Media sub-sector, as defined by FactSet, according to revenue growth. A sub-sector’s composite revenue growth score is determined by allocating (i) a 0.75 weighting to the average one year annual revenue growth percentage among all companies mapped to the sub-sector; and (ii) a 0.25 weighting to the average three year revenue compound annual growth rate among all companies mapped to the sub-sector. There are neither adjustments nor judgments applied in calculating the composite revenue growth score of each sub-sector.

7.	Comment: Please provide additional information on the Fund’s anticipated use of derivatives. If you will use a measure other than mark to market with respect to derivatives, please (a) list the types of derivatives for which you’ll use an alternative measure and what measure you’ll use, (b) explain why you use a measure other than mark to market, and (c) explain supplementally how you calculate an alternative measure for derivatives as a percentage of net assets to determine whether you comply with Rule 35d-1 (and provide one or more examples).

Response: Although the Fund reserves the right to engage in other types of derivative instruments, the Registrant expects that the Fund’s derivatives investments, if any, will consist of futures using mark to market measurement. The following disclosure has been added to “The Fund’s Principal Investment Strategy” section:

Futures contracts may be used by the Fund in seeking performance that corresponds to its Index.

8.	Comment: “The Fund’s Principal Investment Strategy” section states that if fewer than 50 stocks are suitable for inclusion in the Index, stocks from the next highest growth sectors will be added. Please tell us about the likelihood of this occurring (as well as the basis for your belief of the likelihood of this occurring). Please also explain how the next highest growth sector is determined. Finally, please explain whether investor returns and/or portfolio holdings will or may become inconsistent with investor expectations based on the Fund’s name.

Response: If there are fewer than 50 stocks suitable for inclusion based on the eligibility criteria, stocks mapped within the next highest-ranked quartile of technology and electronic media sub-sectors according to the Index’s revenue growth scoring would be added to the Index, beginning with stocks with the highest individual revenue growth score, provided the companies are otherwise eligible for inclusion in the Index, until the minimum number of Index constituents is met. The Registrant believes that there is a reasonable likelihood that companies mapped within second-quartile ranked sub-sectors will be included in the Index in any given year, based on historical data provided by FactSet. According to FactSet’s 12-year historical data (2004-2016), at least 50 stocks would have been suitable for inclusion in the Index based on the eligibility criteria in four of the twelve years tested. In the other eight years, a majority of the stocks included in the Index would have been mapped to first quartile-ranked sub-sectors and the Index would have been comprised solely of companies within first and second quartile-ranked sub-sectors. The Registrant believes that the design of the Index, as evidenced by the results of the 12-year historical data, will generate Fund portfolio holdings that are consistent with investor expectations to gain exposure to companies in the most innovative segments of the Technology sector and Electronic Media sub-sector, as defined by FactSet.

9.	Comment: We note the Fund’s non-fundamental investment policy to invest at least 80% of its net assets in investments suggested by its name. Please explain what the policy means for this particular fund.

Response: The Fund has adopted and included in the SAI a non-fundamental policy to, under normal circumstances, invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in securities of technology and technology-related companies.

10.	Comment: We note that shareholders will receive notice in the event of “any material change” to the Fund’s 80% Names Rule policy. Please clarify the disclosure to remove the “material” qualifier, as such a qualifier is not included in Rule 35d-1 under the Investment Company Act of 1940.

Response: The requested change has been made.

11.	Comment: Please confirm if the use of the term “assets” is appropriate in the following sentence included in “Additional Strategies Information—Principal Strategies” section or if it should be replaced with the term “net assets.”

For purposes of this policy, the term “assets” means net assets plus the amount of borrowings for investment purposes.

Response: The sentence has been deleted.

12.	Comment: Please disclose how much notice shareholders will receive in the event of a change to the Fund’s investment objective.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

13.	Comment: With respect to the “Temporary Defensive Positions” section, please explain why an index fund would take a temporary defensive position. In addition, please explain why the example provided is considered a defensive position.

Response: The Fund will never stray from its investment objective. As stated in the Prospectus, the Fund may temporarily depart from its normal investment policies and strategies, provided that the alternative is consistent with the Fund’s investment objective and is in the best interest of the Fund. For example, the Adviser may, as a result of certain market conditions, seek to maximize the liquidity of the portfolio. In some instances, an investment in a derivative instrument may provide higher liquidity than other types of investments. Consequently, under such circumstances, the Fund may invest in a different mix of investments than it would under normal circumstances.

14.	Comment: We note inclusion of a discussion of “Concentration” in the “Additional Risk Information—Principal Risks” section. Please include appropriate disclosure in that discussion to address the risks related to the industry or group of industries in which the Fund is concentrated.

Response: The Registrant notes a discussion of Technology Sector Risk and Electronic Media Companies Risk is currently included in the “Principal Risks of Investing in the Fund” section and, for purposes of clarification, the discussion of “Concentration” has been moved to the “Principal Risks of Investing in the Fund” section.

15.	Comment: Please clarify how the following sentence, as included in the discussion of “Concentration” in the “Additional Risk Information—Principal Risks” section, is consistent with passively tracking the Fund’s index.

The Fund may establish or terminate a focus in an industry, market or economic sector at any time in the Adviser’s discretion and without notice to investors.

Response: The sentence has been removed.

16.	Comment: Consider replacing the term “may” in the following sentence in the discussion of “Conflicts of Interest” in the “Additional Risk Information—Non-Principal Risks” section with “will” in order to be more definitive.

An investment in the Fund may be subject to a number of actual or potential conflicts of interest.

Response: The Registrant believes the current disclosure is appropriate as an investment in the Fund may not necessarily be subject to conflicts of interest.

17.	Comment: Please revise or remove the following sentence, as included in the “Additional Tax Information” discussion, since it is similar to a cross-reference.

Investors, including non-U.S. investors, should consult the SAI tax section for more complete disclosure.

Response: The sentence has been replaced with the following:

Investors, including non-U.S. investors, may wish to consult the SAI tax section for more complete disclosure.

18.	Comment: Please revise the back cover page to disclose how shareholders can obtain annual and semi-annual reports and to otherwise comply with the requirements of Item 1(b)(1) of Form N-1A.

Response: Consistent with Instruction 4 to Item 1(b)(1), the annual and semi-annual report statements have been omitted from the back cover page.

SAI Comments

19.	Comment: We note the discussion of swap agreements on page 8. Please explain how the Fund plans to use swap agreements as part of its strategy.

Response: As stated in the Prospectus, the Fund may enter into swap agreements in seeking performance that corresponds to its Index.

20.	Comment: We note that the fourth non-fundamental policy under “Investment Restrictions” on page 12 appears to be a Rule 35d-1 Names Rule policy, which should be linked to an index rather than an industry, since the Names Rule release states that an index fund generally would be expected to invest more than 80% of its assets in an index connoted by its principal strategies rather than an industry. Please revise the policy or explain why it is appropriate.

Response: The Registrant notes that the third non-fundamental policy under “Investment Restrictions,” which is consistent with the Trust’s exemptive relief, states that the Fund will not, under normal circumstances, invest less than 80% of its total assets in component securities that comprise its Index.

21.	Comment: Please update the “Standing Committees” section to reflect information for the end of the most recent fiscal year.

Response: The requested change has been made.

22.	Comment: Please explain the basis for why the operational matters discussed in the “Required Early Acceptance of Orders” are permissible under Rule 22c-1 under the 1940 Act.

Response: As we have previously discussed with the Staff, we believe that the “Required Early Acceptance of Orders” is fully consistent with both the requirements and the policies of Rule 22c-1. The primary concern that led to the adoption of Rule 22c-1 was that fund shares were being purchased and redeemed at a previously determined NAV. The Commission sought to “eliminate or reduce so far as reasonably practicable” (1) any dilution of the value of outstanding shares and (2) other results that are unfair to the holders of outstanding shares. According to the Commission, the effect of the Rule was to “prohibit the practice of selling [and redeeming] securities for a certain period of time at a price based on a previously established [NAV].”

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.